Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	Predecessor				Successor
				Six weeks	Forty-six	Year
				ended	weeks ended	Ended
	Year Ended December 31,			February 11,	December 31,	December 31,
	2002	2003	2004	2005	2005	2006
	(in thousands)

Income (loss) before taxes and minority interest	$47,216	$32,892	$51,645	$(9,261)	$(34,478)	28,861
Add (subtract):

Equity in net income from affiliated companies	(6,646)	(3,212)	(10,249)	265	(3,108)	(21,341)
Dividends received from affiliates	1,000	44	7,189	—	6,500	16,070
Interest expense	8,055	7,386	6,541	771	37,529	51,894
Amortization of debt issuing costs	207	252	404	30	2,012	2,440
Portion of rents representative of an interest factor	2,193	2,168	2,197	215	2,040	2,890

Income (loss), as adjusted	$52,025	$39,530	$57,727	$(7,980)	$10,495	$80,814

Fixed charges:
Interest expense	$8,055	$7,386	$6,541	$771	$37,529	$51,894
Amortization of debt issuing costs	207	252	404	30	2,012	2,440
Portion of rents representative of an interest factor	2,193	2,168	2,197	215	2,040	2,890

Total fixed charges	$10,455	$9,806	$9,142	$1,016	$41,581	$57,224

Ratio of earnings to fixed charges	4.98	4.03	6.31	(a)	(a)	1.41

(a)           Ratio not shown due to coverage deficiency in the amount of $8,996 and $31,086 for the six weeks ended February 11, 2005 and the forty six weeks ended December 31, 2005, respectively.